भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECD S.E.C.
NOV 4 - 2004
1086

शेअर आणि रोखे [redacted]
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

04045962

मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2004/ 3308

दिनांक / Date : 01.11.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :
HALF YEARLY REVIEW OF ACCOUNTS AS ON 30TH SEPTEMBER, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/3293 dated the November 01, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Encl. : a/a.

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2004/3293 दिनांक / Date : 01.11.2004

FILE NO. 32.4524

Dear Sir,

LISTING AGREEMENT :
HALF YEARLY REVIEW OF ACCOUNTS AS ON 30TH SEPTEMBER, 2004

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the half year ended the 30th September, 2004, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE HALF-YEAR ENDED 30TH SEPTEMBER 2004

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the half-year ended September 30, 2004. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **464** branches reviewed by the Bank's Concurrent Auditors, **8** Foreign Offices reviewed by External Auditors and unreviewed returns in respect of **8580** branches (including 15 Foreign Offices). In the conduct of our review, in addition to 42 branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating **472** branches / offices. This review covers **53.94%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **61.45%** of NPAs as on September 30, 2004.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Attention is drawn to Note no. 5 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

5 Based on our review conducted as above, save as otherwise stated in Note No. 3 and 6 forming part of unaudited financial results, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential

norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

(Sachidananda Krishnan)
Partner : M.No. 51626

Vyas & Vyas,
Chartered Accountants

(O. P. Vyas)
Partner : M.No. 14081

S. Viswanathan,
Chartered Accountants

(C.N.Srinivasan)
Partner : M.No. 18205

S. P. Chopra & Co.,
Chartered Accountants

(Pawan K. Gupta)
Partner : M.No. 92529

G. S. Mathur & Co.,
Chartered Accountants

(Ajay Mathur)
Partner : M.No. 82223

R. Devendra Kumar & Associates,
Chartered Accountants

(Neeraj Golas)
Partner : M.No. 74392

Venugopal & Chenoy,
Chartered Accountants

(D.V. Jankinath)
Partner : M.No. 29505

Chaturvedi & Co.,
Chartered Accountants

(S.N. Chaturvedi)
Partner : M.No. 40479

O. P. Totla & Co.,
Chartered Accountants

(S. R. Totla)
Partner : M.No. 71774

K. S. Aiyar & Co.,
Chartered Accountants

(Santanu Ghosh)
Partner : M.No. 50927

B. D. Bansal & Co.,
Chartered Accountants

(Satish Kumar Bansal)
Partner : M.No. 80324

Sarma & Co.,
Chartered Accountants

(R. L. Das Sarma)
Partner : M.No. 2464

K. P. Rao & Co.,
Chartered Accountants

(K. Viswanath)
Partner : M.No. 22812

Phillipos & Co.,
Chartered Accountants

(C. H. Sreedharan)
Partner : M.No. 6281

Mumbai,
30th October 2004.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2004

(Rs.In crores)

	Particulars	Quarter ended		Half-year ended		Year ended
		30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	31.03.2004 (Audited)
1	**Interest Earned (a) + (b) + (c) + (d)**	8084.84	7613.94	15751.42	15384.20	30460.48
	(a) Interest/discount on advances/bills	3146.38	2758.58	6133.60	5607.34	11267.17
	(b) Income on Investments	4164.08	3763.50	8154.01	7701.94	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank funds	445.99	894.88	959.53	1685.96	2499.39
	(d) Others	328.39	196.98	504.28	388.96	978.41
2	**Other Income**	1652.59	2655.07	3191.26	4408.00	7612.45
	(A) TOTAL INCOME (1+2)	9737.43	10269.01	18942.68	19792.20	38072.93
3	**Interest Expended**	4705.03	5198.91	9417.53	10284.49	19274.16
4	**Operating Expenses (e) + (f)**	2427.47	2209.19	4848.84	4119.87	9245.31
	(e) Payments to and provisions for employees	1657.42	1525.52	3367.85	2872.57	6447.69
	(f) Other Operating Expenses	770.05	683.67	1480.99	1247.30	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7132.50	7408.10	14266.37	14404.36	28519.47
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2604.93	2860.91	4676.31	5387.84	9553.46
	(D) Provisions and Contingnecies (net of write-back)	757.39	1511.58	1086.05	2303.18	4628.10
	--- of which provisions for Non-performing assets	298.44	1410.32	508.44	2260.32	3702.75
	(E) Provision for Taxes	765.65	360.59	1449.97	1195.56	1244.36
	(F) NET PROFIT (C - D - E)	1081.89	988.74	2140.29	1889.10	3681.00
5	**Paid-up equity Share Capital**	526.30	526.30	526.30	526.30	526.30
6	**Reserves excluding revaluation reserves** (as per balance sheet of previous accounting year)	19704.98	16677.08	19704.98	16677.08	19704.98
7	**Analytical Ratios**					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.07%	14.03%	13.07%	14.03%	13.53%
	(iii) Earnings per Share	20.56 (not annualised)	18.79 (not annualised)	40.67 (not annualised)	35.90 (not annualised)	69.94
	(iv) (a) Amount of gross non-performing assets	12585.62	13135.71	12585.62	13135.71	12667.21
	(b) Amount of net non-performing assets	5154.86	3542.04	5154.86	3542.04	5441.73
	(c) % of gross NPAs	6.93%	8.89%	6.93%	8.89%	7.75%
	(d) % of net NPAs	2.96%	2.56%	2.96%	2.56%	3.48%
	(v) Return on Assets (Annualised)	0.97%	0.98%	1.01%	0.98%	0.94%
8	**Shareholding pattern**					
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Half-year ended		Year ended
			30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	30.09.2004 (Reviewed)	30.09.2003 (Reviewed)	31.03.2004 (Audited)
1		**Segment Revenue (income)**					
	a	Banking Operations	8146.40	8164.00	15992.69	15901.43	31335.29
	b	Treasury Operations	5251.57	6332.60	9958.53	12058.54	21989.43
		Total	**13397.97**	**14496.60**	**25951.22**	**27959.97**	**53324.72**
		Less : Inter Segment Revenue	3715.25	4344.14	7392.32	8327.41	15413.10
		Net Income from Operations	**9682.72**	**10152.46**	**18558.90**	**19632.56**	**37911.62**
2		**Segment Results (Profit before tax)**					
	a	Banking Operations	1224.70	963.97	2353.96	1452.80	1835.71
	b	Treasury Operations	656.76	1367.75	1029.78	2659.81	3815.62
		Total	**1881.46**	**2331.72**	**3383.74**	**4112.61**	**5651.33**
		Less : Unallocated expenses (net of unallocated income)	33.92	982.39	-206.52	1027.95	725.97
		Operating Profit	**1847.54**	**1349.33**	**3590.26**	**3084.66**	**4925.36**
		Less : Income Tax	765.65	360.59	1449.97	1195.56	1244.36
		Net Profit	**1081.89**	**988.74**	**2140.29**	**1889.10**	**3681.00**
3		**Segment Assets**					
	a	Banking Operations	371366.06	346624.29	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96	181949.26	171362.96
		Total	**407815.28**	**375876.50**	**407815.28**	**375876.50**	**407815.28**
4		**Segment Liabilities**					
	a	Banking Operations	353095.50	331062.18	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.86	167296.26	161744.86	167296.26
		Total	**387584.00**	**358673.45**	**387584.00**	**358673.45**	**387584.00**

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes :

1. The working results for the half-year ended 30th September 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax and Other Contingencies on an estimated basis.

2. Payments to and provisions for Employees for the half-year ended 30th September, 2004 includes an amount of Rs.177.26 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.

3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

4. Provisions and Contingencies include an adhoc provision of Rs. 200.00 crores during the half-year (Rs.100.00 crores during the quarter) towards arrears of salary payable to the employees, pending settlement of wage revision under industry level negotiations.

5. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT Categories has been changed with effect from 1st April, 2004 and is being consistently followed during the period ended 30th September 2004 also. Pursuant to such change, the investments are valued after netting-off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation as against the earlier practice of providing depreciation scrip-wise while ignoring appreciation. Had the earlier practice been continued, provision as on 30th September, 2004 would have been higher by Rs. 4299.85 crores.

6. From 1st April, 2004, the loss on redemption of securities in the AFS Category has been recognized after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in the Income from Investments in earlier period. However, there is no impact on the Net Profit for the Half year.

7. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 30th October 2004 and subjected to Review by Auditors.

ASHOK K. KINI
Managing Director & G E (NB)

C. BHATTACHARYA
Managing Director & G E (CB)

A. K. PURWAR
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co.,
Chartered Accountants

Vyas & Vyas,
Chartered Accountants

S. Viswanathan,
Chartered Accountants

S. P. Chopra & Co.,
Chartered Accountants

G.S. Mathur & Co.,
Chartered Accountants

R. Devendra Kumar & Associates,
Chartered Accountants

Venugopal & Chenoy,
Chartered Accountants

Chaturvedi & Co.,
Chartered Accountants

O. P. Totla & Co.,
Chartered Accountants

K. S. Aiyar & Co.,
Chartered Accountants

B. D. Bansal & Co.,
Chartered Accountants